EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Inland American Real Estate Trust, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Inland American Real Estate Trust, Inc. of our report dated March 13, 2014, with respect to the consolidated balance sheets of Inland American Real Estate Trust, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule III, which report appears in the December 31, 2013 annual report on Form 10-K of Inland American Real Estate Trust, Inc.

/s/ KPMG LLP

Chicago, Illinois

October 9, 2014